RAM Energy Resources, Inc.

Meridian Tower, Suite 650
5100 East Skelly Drive
Tulsa, Oklahoma 74135-6549
918.663.2800 FAX 918.663.9540
November 25, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Ms. Joanna Lam
Re:	RAM Energy Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 6, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 5, 2009
File No. 000-50682
     Ladies and Gentlemen:
     As confirmed in our letter dated November 24, 2009, the following attachments are provided in draft form with marked changes:
     Form 10-K/A for the Fiscal Year Ended December 31, 2008
     Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
     Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
     Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009
     We believe the draft Forms 10-K/A and 10-Q/A satisfy all comments received.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RAM Energy Resources, Inc.
By /s/ G. Les Austin
G. Les Austin,
Senior Vice President and Chief Financial Officer